Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 23, 2012

DATE, TIME AND PLACE:   On July 23, 2012, at 11:45 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Roberto Egydio Setubal.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1. The Board of Directors using the powers granted to it under the Bylaws, examined and approved:

(i) the formal adjustment of the competencies of the Compensation and People Committees pursuant to the Company’s Bylaws and National Monetary Council Resolution 3.921/10 as well as the amendments to the internal charter for the Compensation and People Committees to reflect these competencies;

(ii) the amendments to the Corporate Governance Policy; and

(iii) the amendments to the Securities Trading Policy.

2.     The Directors then acknowledged and authorized the disclosure of the written fairness opinions attached to these minutes, rendered by the banks, J. P. Morgan Securities LLC and Goldman Sachs do Brasil Banco Múltiplo S.A. and addressed to the Company’s Board of Directors, in the context of the tender offer for the purposes of cancellation of the registration of Redecard S.A. as a publicly held company, such fairness opinions which state, based on and subject to the considerations mentioned therein, that the value the Company is prepared to pay, of  R$ 35,00 per share issued by Redecard S.A., is fair from a financial point of view for the Company. The fairness opinions are not addressed nor do they constitute recommendations to any shareholder of the Company or of Redecard S.A. and do not consider the transaction from the perspective of Redecard S.A.’s shareholders but only from the perspective of the Company as an acquirer.

CONCLUSION: The meeting was closed, these minutes were drafted, read, approved by all and signed. São Paulo (SP), July 23, 2012. (signed). Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

COMPENSATION COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Compensation Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and, at the most, ten members, elected annually by the Board of Directors, to include in its composition (i) professionals with the qualifications and experience necessary to exercise competent and independent judgment on the Company’s compensation policy including the repercussions involving risk management and (ii) at least one member who is not a member of management.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Meeting. The Board of Directors may elect or remove members at any time. The term of office of the Committee’s members shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, extendable until the investiture of their eventual substitutes.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven incapacity, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number of members on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

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2.5.
The members of the Compensation Committee may be  reelected to the position, the permanence, however, of  a member on the Compensation Committee for a term of more than 10 (ten) years not being permitted. Once this term has elapsed, the member may only be eligible to become a member of the Committee again after a minimum period of 3 (three) years.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and administer discussions, within the scope of the Board of Directors, of subjects related to compensation, the Committee being responsible for the following assignments:

a.
prepare the compensation policy for the  Company’s management proposing to the Board of Directors the various forms of fixed and variable compensation  in addition to special benefits and programs for recruitment and termination;

b.
discuss, examine and supervise the implementation and operation of existing models of compensation for Itaú Unibanco S.A. and for Banco BBA S.A. (including the treasury area), discussing general principles of  compensation policy for the employees and  recommending its correction and improvement to the Board of Directors;

c.	supervise the implementation and operation of the compensation policy for the Company’s management;
d.	review the Company’s compensation policy for management on an annual basis, recommending its correction or improvement to the Board of Directors;
e.	propose to the Board of Directors the aggregate compensation for management to be submitted to the General Stockholders Meeting;
f.	evaluate and propose a compensation package for the Company’s Chief Executive Officer for Board of Director approval;
g.
evaluate and approve compensation packages, proposed by the Chief Executive Officer, for the Executive Vice Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and for the Executive Vice Presidents of Banco Itaú BBA S.A., including fixed and variable salaries, benefits and long-term incentives, as the case may be, also evaluating the compensation packages of  the remaining members of management of the Itaú Unibanco Conglomerate;

h.	evaluate future internal and external scenarios and their possible impacts on the management compensation policy;
i.
examine the management compensation policy of the Company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments;

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j.
ensure that the compensation policy for management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation of the Company and with the provision in National Monetary Council Resolution 3.921/2010; and

l.	prepare the “Compensation Committee Report” on an annual basis.

3.1.
The Committee may engage outside consultants, ensuring the integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 2 (two) times annually upon convening by its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee are present.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and, in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Executive Board and with the Board of Directors, whenever necessary, for further developing its responsibilities.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring

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rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subject to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be settled by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

__________________________________________

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PEOPLE COMMITTEE INTERNAL CHARTER

1.  CHARTER – The functioning of the People Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s  General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.  COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1 The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2  The function of a Committee member is not delegable.

2.3  The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Meeting. The Board of Directors may elect or remove members at any time.

2.4 In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number  of members on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSBILITIES OF THE COMMITTEE – It is incumbent on the Committee to decide the principal guidelines with respect to the policies for people, being responsible for the following assignments:

I. With respect to the guidelines for the attraction and retention of talents:

a. discuss strategies for domestic and international attraction and mobility of executives;

b. discuss, monitor and advise the Executive Board on the career of the key talents in the Conglomerate;

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c. monitor the performance of the key executives of the Conglomerate and the results of the trainees program;

d. be informed of the employee appraisal system;

e. provide support in the definition of executive monitoring and mentoring guidelines; and

f. suggest employee compensation policies to the Compensation Committee, including various forms of fixed and variable compensation.

II. With respect to the guidelines for recruitment:

a. advise on the necessary skills and profile for the  Conglomerate to reach its medium and long-term aspirations; and

b. to be informed on the tendencies in employee hiring among companies in the same sector.

III. With respect to the guidelines for skills training:

a. discuss the culture, suitability of profile and the needs for training;

b. be informed on the policy for courses and processes for upgrading skills; and

c. provide support in the decisions on continued education programs.

IV. With respect to the Stock Options Plan including the Partners’ Program:

a. to be responsible for the institutional decisions within the scope of  the stock options grants plan sponsored by the Company; and

b. to approve the grant of Partners Stock Options and Simple Stock Options.

3.1 The Committee may engage outside consultants, protecting the integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least 3 (three) times annually upon convening by its Chairman.

4.1 The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax,

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telephone or e-mail.

The convening of a meeting is waived when all the members of the Committee are present.

4.2 The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.3 The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.4 The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.5 Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.6 In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Executive Board and with the Board of Directors, whenever necessary, to review strategic, budgetary and investment guidelines.

5. DUTIES - In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not officially in the public domain.

5.1 The members of the Committee are subject to the same duties as a board director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

_______________________________

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE GOVERNANCE POLICY

Index

1. PURPOSE

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

3. ITAÚ UNIBANCO VISION

4. CODE OF ETHICS

5. SENIOR MANAGEMENT

6. STOCKHOLDERS’ RIGHTS

7. TRANSPARENCY

8. STOCK OPTION PLAN

9. BUSINESS WITH RELATED PARTIES

10. SUSTAINABILITY

11. SCOPE

12. APPROVAL

1. PURPOSE

This Corporate Governance Policy (Policy) consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding S.A. (Itaú Unibanco or Company).

Corporate Governance involves the management and monitoring of the relationship between the Company, the Board of Directors and the Committees related to it, including the Audit and Compensation Committees, the Executive Board, the Independent Audit, the Fiscal Council, its stockholders and the market. Good Corporate Governance practices add value to the Company, facilitating access to capital and contributing to Itaú Unibanco’s long-term viability.

The foundation stone on which Itaú Unibanco’s Policy rests is the search for excellence in Corporate Governance with a view to strengthening and creating the best conditions for the development of the institution and that of its subsidiaries.

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The Policy is cross references to the Company’s  Bylaws, the Internal Charters of the Board of Directors and other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Unibanco in such a way as to reflect and consolidate the existing structures for protecting the interests of the stockholders and the market, serving as signposts for the management of the Company.

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

Itaú Unibanco is a financial institution with shares listed on three stock exchanges: the São Paulo Stock Exchange (BM&FBOVESPA), the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). In the case of the latter two, trading takes place through depositary receipts representing the company’s shares (ADRs on the NYSE and CEDARs in the case of BCBA).

As a financial institution, the company is subject to the norms of the National Monetary Council (CMN) and to the rules of and inspection by the Central Bank of Brazil.

As a listed company with shares trading on the above mentioned stock exchanges in Brazil, Argentina and the United States, Itaú Unibanco is subject to the rules and inspection of the local authorities which regulate the respective capital markets: the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), Comisión Nacional de Valores (CNV) and the Securities and Exchange Commission (SEC), respectively, including the rules relative to Corporate Governance.

In addition, as a holding company controlling a range of companies acting in various segments of the market, it includes under its umbrella, controlled companies which are subject to the  rules of the respective regulatory and self-regulatory authorities (if signatories) for these sectors such as, among others, the National Council of Private Insurance (CNSP), Superintendency of Private Insurance (SUSEP), the Complementary Pension Secretariat (SPC), the Brazilian Financial and Capital Markets Entities Association (ANBIMA) and the Brazilian Association of Listed Companies (ABRASCA).

In Brazil, one of the principal regulations applicable to Itaú Unibanco reflects the adherence to a BM&FBOVESPA’s Corporate Governance Level 1 listing, to which the company signed up on a voluntary basis in June 2001. Pursuant to Level 1 listing rules, Itaú Unibanco must adopt differentiated practices of corporate governance, such as greater transparency in disclosure to the market, maintenance of a minimum free float and share dispersion via public offerings of shares, respecting the interests of the minority stockholders. In addition, in 2011, Itaú Unibanco signed up to the ABRASCA Self-Regulatory Code for Good Practices of Publicly Held Companies.

In the United States, Itaú Unibanco is subject to the Sarbanes-Oxley Act of July 2002, and also  NYSE and SEC requirements applicable to foreign issuers, among them the necessity of constituting an Audit Committee and validation of the Company’s internal controls and financial statements. The establishment of the Audit Committee is also a determination of the

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Brazilian legislation (CMN 3198/04 and CNSP 118/04 resolutions) as well as the constitution of the Compensation Committee (CMN Resolution 3921/10).

3. ITAÚ UNIBANCO VISION

Itaú Unibanco’s vision is “To be the leading bank in sustainable performance and customer satisfaction”.

For  Itaú Unibanco, sustainable performance is to create shared values for employees, customers, stockholders and society, guaranteeing the long-term viability of the businesses.

In the context of creating shareholder value, one of the ways of achieving this is the adoption of best practices of Corporate Governance, an ongoing and long-term process, focused on the Company’s sustainable performance.

In this context, Itaú Unibanco has established a set of 10 attitudes (Our Way of Making it Happen) which guide the way we do business, the manner in which we relate to customers, stockholders, employees, competitors, suppliers, government and class entities and, above all, the way we establish our vision of  the future and achieve our business objectives. These attitudes are as follows:

1.	All for the client
2.	Passion for performance
3.	Ethical, responsible leadership
4.	All-stars who are team players
5.	Focus on innovation and focused innovation
6.	Processes serving people
7.	Nimble and uncomplicated
8.	Leave your stripes at the door
9.	A sparkle in one’s eyes
10.	Dream big

4. CODE OF ETHICS

Itaú Unibanco’s operations are based on principles that sustain an organizational culture focused on the development of people, on strict compliance with the rules and regulations and on a permanent vocation for development. To assist in the implementation of these principles, since 2000, Itaú Unibanco has maintained its Code of Ethics, widely disseminated within the Company and publicly disclosed in the Investor Relations website and periodically updated to better adjust  Itaú Unibanco’s positioning in the domestic and international context.

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5. SENIOR MANAGEMENT

Itaú Unibanco’s senior management encompasses the General Stockholders’ Meeting and the following bodies: Board of Directors, Executive Board, Fiscal Council as well as the Committees directly related to the Board of Directors, namely the Strategy Committee, the Appointments and Corporate Governance Committee, the People Committee, Risk Management and Capital Committee, Compensation Committee and the Audit Committee, the latter two also being a statutory committees.

The above mentioned committees (Committees) maintain a relationship with the Board of Directors, their members being elected or nominated by this body, the purpose being to create the conditions for the uniform handling and systemization of matters of strategic relevance and for control of Itaú Unibanco. The Board of Directors and the Committees operate as collegiate bodies, seeking to arrive at a consensus through dialog and the systemic view which characterize Itaú Unibanco’s management.

5.1 General Stockholders’ Meetings

The Company’s supreme body is the General Stockholders’ Meeting, which brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as called for under Law 6.404/76 (Corporate Law).

The Annual General Meeting is held in the first four months of each year, for examination, discussion and voting of the financial statements reported by management, decision on the allocation of the net income for the fiscal year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to decide on key matters when not the exclusive responsibility of the Annual General Meeting.

As from 2012, the Electronic Voting Platform for Annual and Extraordinary General Meetings has been made available allowing stockholders to exercise voting rights  from anywhere and in advance through the intermediary of an electronic power of attorney without the need for an onsite presence at the General Stockholders Meeting.

5.1.1 Voting and Share Types

The Corporate Bylaws provide for two types of shares: common and preferred, both book entry, with no par value and in a single class. Each common share gives its holder the right to one vote in the General Meetings.

Preferred shares carry no voting rights  except in specific cases enshrined in the legislation. However they give their holder (i) priority in the receipt of the annual minimum, non-accumulative dividend of R$ 0.022 per share, which will be adjusted in the event of stock or reverse stock splits; (ii) participation on equal terms with common shares in the receipt of distributed profits, once the payout of dividends on common shares as determined in (i)

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above, and (iii) the right, in an eventual sale of control, to be included in a public offering for acquisition of shares, guaranteeing a price equal to 80% of the value paid on a share with voting rights, part of the controlling group (tag along).

5.2 Board of Directors and Committees

Operating on a collegiate basis, the Board of Directors is a mandatory body in a listed company. Among other functions, it is incumbent on the Board to provide general guidance on the Company’s businesses, elect the members of the Executive Board and supervise its management. It is incumbent on the Executive Board to exercise operational and executive functions in line with the guidelines established by the Board of Directors.

The structure, make up and powers of the Board of Directors is enshrined in the Bylaws of Itaú Unibanco and its rules for functioning are established in the Internal Charter. To promote the renovation of  members on the Board of Directors and pursuant to best practices of Corporate Governance, Itaú Unibanco’s Bylaws provide for the ineligibility to the Board of Directors of persons of 70 years of age and older.

The Board of Directors is  made up of natural persons and can have between 10 (ten) and 14 (fourteen) members. At the first meeting immediately subsequent to the Annual General Meeting which elected it, the members of the Board shall choose the Chairman from among their peers and from 1 (one) to 3 (three) Vice Chairmen.

5.2.1 Independent Member of the Board of Directors

The independence of the Board members is designed especially to safeguard the Company’s interests and those of its minority stockholders, to foster debate of ideas which may eventually differ from those of the Directors nominated by the controlling group. In this context, the Board’s Internal Charter states that the independent Directors may meet to examine specific themes relevant to the Company, reporting back to the Chairman of the Board on the matters discussed and eventual suggestions of measures to be adopted.

An independent Director is one that has neither a commercial relationship nor one of any other nature with the Company, with a company under the same control, with a stockholder part of the controlling group or with a member of the management body which could potentially (i) result in a conflict of interests; or (ii) negatively affect the said Director’s capacity and impartiality of analysis and appreciation.

In this context for example, a person may not be deemed independent who:

- holds either a direct or indirect stake in the capital stock of the Company or any other company controlled by it or under common control, equal to or more than 5% (five percent);

- is included in a stockholders’ agreement or is connected to the controlling shareholding group, directly or indirectly (through a corporate entity or due to family member ties*);

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- is or has been in the past three years an employee or officer of the Company or of a company under the same control or whose family relative* is or has been an officer of the Company or a company subject to the same control;

- is or has been (or whose family member* is or has been), in the last three years, the responsible technician, partner, director, manager, supervisor or any other member, with a managerial function, of the team involved in external auditing work for the Company or of a company subject to the same control.

The Appointments and Corporate Governance Committee shall vouch for the independence of the Director, the said Committee’s examination not necessarily being restricted to the limits or the relationships exemplified above.

(*) Family members are spouses, blood relatives or related by direct or collateral affinity to the second degree of affinity.

5.2.2 Committees related to the Board of Directors

a) Strategy Committee

Within the scope of the Board of Directors, the Strategy Committee has as its principal function, the discussion of relevant matters and those of a significant impact. It is also incumbent on the said Committee to: (i) support the Board of Directors in the discussion with the  Executive Board of Itaú Unibanco on the strategic guidelines for  business matters; (ii) issue opinions and recommendations on strategic guidelines, thus enriching discussions and decisions of the Board of Directors; (iii) within the scope of the Board of Directors, take the initiative in discussions on key matters and those with a significant impact; (iv) review opportunities for investment submitted by the Executive Board and which have a critical impact on the business; and (v) issue opinions and recommendations on proposed investment opportunities, providing input for Board of Directors’ discussions and decisions.

With respect to Itaú Unibanco’s budgetary guidelines, it is incumbent on the Strategy Committee to (i) propose budgetary guidelines to the Board of Directors; (ii) conduct an in-depth  discussion with the Executive Board in order to allow the budgetary guidelines to be defined; (iii) make recommendations to the Board of Directors, following discussion with the Executive Board, on the budget for the current year; and (iv) advise and support the Chief Executive Officer in the monitoring of the corporate strategy for the budget.

The members of the Strategy Committee are elected annually by the Board of Directors and may be members of the Board itself, the Executive Board of the Company and of controlled companies or professionals of proven knowledge in the area.

b) Appointments and Corporate Governance Committee

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The Appointments and Corporate Governance Committee’s principal function is to monitor the governance of the Company, especially in relation to matters concerning the Board of Directors.

In this context, it is incumbent on the Appointments and Corporate Governance Committee to: (i) identify, analyze and propose candidates to the Board for submission to the General Meeting, determining if the candidate shall be deemed, if elected, an internal, external or independent director; (ii) review periodically criteria for defining an independent director in accordance with the principles of governance and the applicable regulations, recommending to the Board any modifications deemed necessary and reevaluating the situation of each Director in the light of any new criteria for defining independence which may eventually be established; (iii) evaluate the functioning of the Board of Directors; (iv) discuss and make recommendations on succession of the chairman of the  Board of Directors and of the Directors, establishing a succession plan; (v)  discuss and make recommendations on guidelines and processes of selection and nomination of the Chief Executive Officer; (vi) discuss and make recommendations on the succession of the Chief Executive Officer, establishing a succession plan; and (vii) assist in the identification of the Directors qualified to fill vacancies on the Committees which are subordinate to the Board, including the Appointments and Corporate Governance Committee, in this context specifically furnishing an opinion on the proposed Directors’ independence and financial specialization for the Audit Committee. The Appointments and Corporate Governance Committee shall, and whenever deemed appropriate, propose changes in the make-up of the Board of Directors  and the Committees that are subordinated to it, as well as propose changes to the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

The Appointments and Corporate Governance Committee is also responsible for processes involving appraisal of Board performance, being incumbent on the Committee to (i) recommend appraisal processes for the Board, Directors, Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the evaluation of the Board, Board Directors, Chairman of the Board, Committees and Chief Executive Officer. It is also incumbent upon this Committee to propose the apportionment of the aggregate compensation set by the General Stockholders’ Meeting among the Directors.

Finally and based on criteria preliminarily  established by the Board of Directors, the Appointments and Corporate Governance Committee shall also examine and disclose situations where there is a potential conflict of interests between the Directors and the companies under the umbrella of the Itaú Unibanco Conglomerate, particularly in relation to (i) situations arising from external activities carried on by the Directors, such as participation of members of the Board of Directors or the Executive Board in statutory bodies of other companies not part of the Itaú Unibanco Conglomerate; and (ii) transactions between Directors and companies under the umbrella of the Itaú Unibanco Conglomerate.

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On an annual basis, the Board of Directors shall nominate Directors to sit as members of the Appointments and Corporate Governance Committee. Notwithstanding, the Committee may also invite company executives and specialists in the area of human resources and corporate governance to make up the Committee.

c) People Committee

The People Committee is responsible deciding the principal guidelines with respect to policies for people.

With respect to the guidelines for attracting and retaining talents, it is incumbent on the People Committee to (i) debate strategies for the domestic and international attraction and mobility of executives; (ii) discuss, monitor and advise the Executive Board on the career of strategic talents in the Itaú Unibanco Conglomerate; (iii) monitor the performance of the key executives in the Itaú Unibanco Conglomerate and the result of the trainees program; (iv) be informed of the system for appraisal of employees; (v) provide support in establishing guidelines for monitoring and mentoring  executives and (vi) suggest to the Compensation Committee policies for compensation of employees including the various forms of fixed and variable compensation.

Furthermore, the said Committee has a function for advising on the skills and profile of talents required for the Itaú Unibanco Conglomerate to achieve its medium to long-term aspirations; to be  cognizant  of the tendencies for hiring at other companies in the same sector; to discuss the culture, suitability of profile and training needs; to be informed on the policy for  training courses and processes for upgrading the skills; and to provide support for decisions on further education programs.

Finally, the People Committee is responsible for institutional decisions within the scope of the stock options plans sponsored by Itaú Unibanco and to approve the grant of Partners’ Stock Options and Simple Options.

The Board of Directors shall annually nominate the Directors to comprise the People Committee. Notwithstanding, the Committee may also invite officers from the Company and specialists in the area of human resources and corporate governance to sit on the Committee.

d) Risk Management and Capital Committee

It is incumbent  on the Risk Management and Capital Committee to support the Board of Directors in the performance of its responsibilities with respect to the management of risks and capital of the Company, submitting reports and recommendations on these issues for the resolution of the Board with respect to  i) decisions on the Company’s appetite for risk in terms of capital, liquidity, results and company franchise, ensuring these aspects are in alignment with the strategy and including: acceptable levels of capital and liquidity for the Company, types of risk to which the Company could be exposed as well as aggregate limits for each type of risk, tolerances to volatility of results and risk concentrations, general

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guidelines on tolerance to risks that may have an impact on the value of the Company’s franchise (example: risk of image); ii) supervision of  the Company’s risk control management activities in order to ensure their suitability to the levels of risk assumed and to the complexity of the operations as well as the meeting of regulatory requirements; iii) revision and approval of policies and strategies for the management of capital, which establish mechanisms and procedures for maintaining the capital compatible with the risks that are taken by the institution;  iv) establishing the minimum return expected on the Company’s capital stock as a whole and its lines of business as well as monitoring performance; v) supervision of the incentive structures, including  compensation, for ensuring alignment to the objectives of risk control and creation of value; and vi) fostering improvement in the Company’s risk culture.

The Risk Management and Capital Committee shall be made up of at least 3 (three) and at the most, 10 (ten) members, elected annually by the Board of Directors from among its members and professionals of notorious knowledge in the area. The Chairman shall be nominated from among the elected Directors, members of the Committee. The function of a member of the Committee is not delegable. The election of the members of the Committee shall take place at the first meeting of the Board of Directors immediately following the Annual General Meeting. The Board of Directors may elect or remove members at any time.

e) Compensation Committee

The Compensation Committee is the statutory body instituted by the General Stockholders’ Meeting in April 2012 covering the decisions and discussions on the compensation policies for the Itaú Unibanco Conglomerate. In the light of the growing discussions on the compensation of management in financial institutions and in order to adhere to best governance practices in effect both domestically and internationally, it is incumbent on the Compensation Committee to ensure the equilibrium of the institution’s risk management practices.

The principal functions of the Compensation Committee are to: (i) prepare the compensation policy for the management of Itaú Unibanco, proposing to the Board of Directors the various forms of fixed and variable compensation as well as special benefits and programs for recruitment and termination; (ii) discuss, analyze and supervise the implementation and operation of the existing compensation models for Itaú Unibanco S.A. and for Banco Itaú BBA S.A. (including the treasury areas), discussing the general principles for the employee compensation policy and recommending its correction or improvement to the Board of Directors; (iii) supervise the implementation and operation of Itaú Unibanco’s compensation policy for management; (iv) review the Company’s compensation policy for management on an annual basis, recommending its correction or improvement to the Board of Directors; (v) propose to the Board of Directors the aggregate compensation for  management to be submitted to the General Stockholders Meeting; (vi) evaluate and propose a compensation package for the Company’s Chief Executive Officer for Board of Director approval; (vii) evaluate and approve compensation packages, proposed by the Chief Executive Officer, for the Executive Vice Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and

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for the Executive Vice Presidents of Banco Itaú BBA S.A., including fixed and variable salaries, benefits and long-term incentives, as the case may be, also evaluating the compensation packages of  the remaining members of management of the Itaú Unibanco Conglomerate; (viii) evaluate future internal and external scenarios and their possible impacts  on the management compensation policy; (ix) examine the management compensation policy of the Company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; (x) ensure that the compensation policy for management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation of the Company and with the provision in National Monetary Council  CMN Resolution 3.921/2010; and (x) prepare the “Compensation Committee Report” on an annual basis.

In addition to complying with CMN Resolution 3921/10, the Compensation Committee shall evaluate the impact of other legislations with respect to compensation existing in other countries where the Company’s subsidiaries are operating, it being incumbent on the Committee to propose the necessary measures to ensure compliance with these rules.

On an annual basis, the Board of Directors shall nominate the members who shall comprise the Compensation Committee with at least one member not being a member of management. Notwithstanding, the Committee may also invite officers of the Company and specialists in the area of human resources and corporate governance to sit on the Committee.

f) Audit Committee

A statutory body instituted by the General Stockholders’ Meeting in April 2004, the Audit Committee is only required for institutions authorized to operate by the Central Bank of Brazil and for companies under the supervision of the Superintendency of Private Insurance that are part of the Itaú Unibanco Conglomerate and reporting to the Board of Directors. This Committee fully meets the provisions of CMN Resolution 3198/2004,  CNSP Resolution 118/2004, and the Sarbanes-Oxley Act and NYSE rules in these latter two cases where applicable to foreign private issuers.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to supervise: (i) the processes of internal controls and risk management; (ii) the internal audit activities and (iii) the activities of the independent audit companies of the Itaú Unibanco Conglomerate.

It is also incumbent on the Committee to safeguard (i) the quality and integrity of the financial statements; (ii) compliance with the legal and regulatory requirements; (iii) operation, independence and quality of the work of the independent audit companies; (iv) the operation, independence and quality of the work of the Internal Audit; and (v) the quality and effectiveness of the internal control and risk management systems.

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The Audit Committee is made up of at least (3) three and at the most, (7) seven members elected annually by the Board of Directors from among the latter’s members and from professionals of proven technical capacity compatible with the Committee’s responsibilities contingent on  (i) the chair – to be appointed by the Board of Directors – being exercised by a Director; and (ii) one of the members of this Committee, at least, being designated as Financial Specialist. The election of the members of the Audit Committee shall take place normally at the meeting of the Board of Directors at which the Executive Board of Itaú Unibanco is elected. In the election, the criteria of independence in the Audit Committee Regulations and the applicable regulation shall be taken into account.

In addition, the Committee must, individually or  jointly with the respective independent audit companies for the Itaú Unibanco Conglomerate, formally notify the Central Bank of Brazil and the Superintendency of Private Insurance of any eventual evidence of: (i) non-compliance with the  legal and regulatory norms, which might put the continuity of any of the Itaú Unibanco Conglomerate’s companies at risk; (ii) fraud of any value perpetrated by the management of any of the companies in the Itaú Unibanco Conglomerate; (iii) significant fraud practiced by employees of any of the companies in the Itaú Unibanco Conglomerate, or by third parties; and (iv) errors which result  in critical inaccuracies in the financial statements of any of the companies in the Itaú Unibanco Conglomerate.

For the semesters ending June 30 and December 31, the Audit Committee is responsible for preparing the “Audit Committee Report”, which covers information required by the prevailing  regulations. In addition to the mandatory information, the report of December 31 also includes aspects relative to (i)  a formal evaluation of the work carried out by the internal and external audit in the fiscal year; (ii) the self-evaluation of the Committee; and (iii) training of the Committee members.

Together with the semi-annual and annual financial statements of Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is published containing its principal findings. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, Superintendency of Private Insurance, and the Board of Directors for a minimum term of five years as from the date of its conclusion.

5.3 Fiscal Council

The Fiscal Council is an independent management body comprising from 3 (three) to 5 (five) members elected by the General Meeting to supervise the activities of management and the independent auditors. The composition, functioning, duties and responsibilities of the Fiscal Council are established in its Internal Charter. Its responsibilities include the preparation of a technical opinion on the quarterly and annual reports submitted for approval of the stockholders (which should be made available to the stockholders up to one month prior to the date set for the Annual General Meeting). The holders of the preferred shares have the right to elect an effective member and respective alternate to this Council. Minority stockholders are equally entitled to elect an effective member where they represent jointly, 10% (ten percent) or more of the shares with voting rights.

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Pursuant to Itaú Unibanco’s Bylaws, the Fiscal Council is not permanently installed and its installation depends on a decision by the General Meeting in accordance with the Corporate Law. The Fiscal Council has been uninterruptedly installed since 2000. The members nominated by the controlling stockholders of Itaú Unibanco are independent professionals with wide experience in the financial market.

6. STOCKHOLDERS’ RIGHTS

6.1 Dividend Policy

Since July 1980, Itaú Unibanco has maintained as its dividend distribution policy the monthly payout of dividends and complementary semi-annual and annual payments.

During each fiscal year, the stockholders have the right to receive as a mandatory dividend, an amount no less than 25% (twenty-five percent) of the posted net income in the same fiscal year, adjusted up or down for the specific values in letters “a” and “b” of subsection I of Article 202 of Law 6.404/76 and pursuant to subsections II and III of the same legal provision. In addition to the mandatory dividend, the Board of Directors may (i) propose to the Annual General Meeting the payout of dividends calculated on the basis of retained earnings, revenue reserves and, in some cases, capital reserves and (ii) establish the payment of interest on capital. Payment of interim dividends or interest on capital is incorporated as an integral part of the mandatory dividend for the fiscal year. The values per share paid out in dividends and/or interest on capital are equal both for common and preferred shares.

The Stockholders Compensation Policy is available from the Investor Relations website (www.itau-unibanco.com/ir  > Corporate Governance > Rules and Policies).

6.1.1 Dividend Reinvestment Program

The Dividend Reinvestment Program (PRD)  was launched in 2004 as a further benefit to Itaú Unibanco stockholders, permitting the automatic investment of the dividends in the purchase of preferred or common shares of the Company. Any stockholder with an Itaú Unibanco S.A. current account, whether a personal or corporate entity, may participate in the PRD.

Itaú Unibanco’s PRD was the first CVM-registered and approved dividend reinvestment program of a Brazilian company with the following advantages for Itaú Unibanco stockholders: (i) offers a safe, efficient, systematic and organized share purchase alternative; (ii) allows individual share purchase offers to be combined with the offers of all the other stockholders of the same company which have adhered to the PRD, thus increasing investment volumes and the consequent reduction in brokerage fees when compared to a regular acquisition of shares; and (iii) promotes a gradual increase of  participation in the capital stock of the Company and in distributed dividends.

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6.2 Tag Along

The Tag Along is a minority stockholder defense mechanism (those stockholders not part of the controlling group) which guarantees a minimum price for the shares of minorities in an eventual sale of the company’s control.

Brazilian corporate legislation requires that in the event of the sale of a publicly listed company, the acquiring party must make a public offering for the acquisition of the common shares of the non-controlling stockholders at a minimum price equal to 80% (eighty percent) of the value paid per share to the controlling group. A  General Meeting of Itaú Unibanco, held in April 2002, extended to the holders of preferred shares the same tag along right. Thus, at Itaú Unibanco, the tag along is a right granted not only to the holders of common shares (as prescribed in law), but also to the holders of the preferred shares.

BM&FBOVESPA  has included Itaú Unibanco as a component with a significant participation in the ITAG – Special Tag Along Stock Index created to differentiate and enhance the importance of companies dispensing greater attention to their minority stockholders.

7. TRANSPARENCY

7.1 Investor Relations

The prime objective of the Investor Relations area (IR) is to transparently and accessibly disseminate information on Itaú Unibanco on which an investment in shares of its own issue can be based. Hence, the IR area seeks to consolidate and maintain Itaú Unibanco’s image of leadership and innovation in the capital markets, always underscoring respect for legal and ethical principles.

Public meetings held by the IR area are one of the most important communication channels and appreciated by investors, analysts and stockholders alike. The opportunity to discuss strategies and reported results with Senior Management can represent a decisive factor in making investment decisions. It is mandatory for companies  included in  BM&FBOVESPA’s corporate governance listing levels to hold at least one investor meeting annually. It is worth noting that over the last few years we have run more than 20 public meetings on an annual basis.

Since 1996, Itaú Unibanco has held public meetings at the APIMEC’s (Association of Capital Markets Analysts and Investment Professionals) regional offices as well as various presentations overseas. At these meetings and presentations, Itaú Unibanco aims to give a clear picture to the domestic and international financial community as to its performance, strategy for the creation of stockholder value and perspectives for the future, among other themes of investor interest. With a view to increasing access to personal investors, Itaú Unibanco has also held these meetings at the Expo Money financial fairs.

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Other important aspects of Investor Relations policy are the IR website and the Domestic and International Conference Calls with stockholders, analysts and potential investors which take place quarterly 1 (one) day after the announcement of Itaú Unibanco Financial Conglomerate’s results and, in certain instances, following the announcement of material facts. Itaú Unibanco also provides Investor Relations information via Twitter (@itauunibanco_ri). These initiatives play an important role in Corporate Governance practices and in a dynamic and democratic manner provide the opportunity for direct contact between the stockholders, the market and Itaú Unibanco, facilitating access to key information on the Company.

7.2 National and International Stock Indices

In the pursuit of corporate governance excellence, Itaú Unibanco has been successful in being included in the principal stock indices that measure the degree of adherence of the company to recognized effective practices in this area. These indices include ITAG, already cited, and the IGC - BM&FBOVESPA Corporate Governance Stock Index, a listing which groups companies able to offer greater investor security.

In the same line, Itaú Unibanco’s shares are also now components of the BM&FBOVESPA Corporate Sustainability Stock Index (ISE), created jointly with various institutions, among them the Brazilian Corporate Governance Institute (IBGC), the institution becoming a benchmark for socially responsible investment and a catalyst for good practices in the Brazilian corporate sector.

The shares of Itaú Unibanco have also been part of the Dow Jones Sustainability World Index (DJSI World) since the latter’s inception in 1999. DJSI World selects companies of recognized corporate sustainability, with the capacity to create long-term stockholder value, through the ability to leverage opportunities and manage the risks associated with economic, environmental and social factors. Selection not only takes into account financial performance, but principally the quality of management, which should combine economic values with social and environmental activities as a means to long-term sustainability.

7.3 Policy for Disclosure of an Act or Material Fact, Share Trading Policy and Disclosure and Trading Committee

CVM Instruction 358 of July 2002 established that listed companies should adopt a Policy for Disclosure of an Act or Material Fact (Disclosure Policy) and may adopt a Policy for Trading of Own Shares (Trading Policy). Both were adopted by Itaú Unibanco.

In addition to the adoption of a Disclosure Policy and a Trading Policy, Itaú Unibanco has exceeded the scope of the above Instruction by creating a specific committee for the management of the Policies. Among the listed companies in Brazil, it was a pioneer in the creation and operation of such a committee, always with  a view to best corporate governance practice.

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The Disclosure and Trading Committee has the prime function of administering the Trading and Disclosure Policy. Its function shelters a range of internal initiatives for improving information flow and safeguarding the ethical conduct of its management and staff signatories to the  Policies in order to: (i) assure the transparency, quality, equality and safety of the information provided to stockholders, investors, the press, governmental authorities and to other capital market agents; (ii) respect and to apply the criteria established in the Policies such that members of management, stockholders, controlling stockholders and employees, as well as third parties that have a professional relationship or one of trust with the Company, adhere to ethical and legal standards in the trading of the Company’s securities, or securities benchmarked to them; (iii) evaluate Trading Policy guidelines and procedures and those which must be pursued in the disclosure of an act or material fact and in maintaining the confidentiality of such information, established by the Disclosure Policy as well as to examine the content of press releases prior to their publication; (iv) monitor and regulate adherence  of the management and other employees of the Itaú Unibanco Financial Conglomerate  to the policies, and (v) verify cases of violations of the policies, making eventual infringements known to the Board of Directors and the Ethics Committee.

The Committee meets quarterly when so convened by the Investor Relations Officer, the latter being a permanent member. The Committee is made up of between 2 (two) and 10 (ten) members nominated annually from among the members of the Company’s Board of Directors, the Executive Board  and controlled companies and among professionals of proven knowledge in the capital markets area.

7.4 Operational Rules for Treasury

In November 2004, following a broad-based national and international survey of best Corporate Governance practices, Itaú Unibanco became the first Brazilian company on a voluntary basis to adopt Operating Rules for the Trading of Shares for Treasury Stock (Rules). These Rules now govern trading in shares issued by Itaú Unibanco on Stock Exchanges where its shares are eligible for trading.

In Itaú Unibanco management’s view, the adherence to these Rules has brought innumerous benefits, among which the reduction in operational, financial and strategic risk, the creation of an internal culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price fixing, the underscoring of the strategy for the repurchase of securities focused on the preservation of liquidity and creation of stockholder value. All this leads to a greater transparency for this type of operation.

8. STOCK OPTION PLAN

Since 1995, Itaú Unibanco has offered grants of stock options on its shares permitting the alignment of the interests of the executives with those of Itaú Unibanco, so that the same risks and gains from the appreciation of the Company’s securities are shared.

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The purpose of the Stock Option Plan is to make officers and directors parties to the medium and long-term development of the Company, thus allowing them to participate in the added value which their work and dedication has brought to the shares of the Company. The People Committee is responsible for the management of the Plan, designating each year those eligible to receive options, their quantity and price as well as taking institutional decisions according to the scope of the Stock Option Plan which  covers both the executives of Itaú Unibanco and also the other companies of the Conglomerate.

9. BUSINESS WITH RELATED PARTIES

The business between Itaú Unibanco  and related parties is conducted according to the legal and ethical norms.

These norms do not limit the capacity of Itaú Unibanco to conclude operations in the interbank market with its affiliates which are financial institutions, these operations being conducted at the same prices, terms and rates as prevailing in the market as a whole. The operations are excluded from the consolidated position and from the result of Itaú Unibanco’s operations, and are inspected by independent auditors and published quarterly in the Account Statements.

The remaining agreements with related parties follow the same criterion of strict submission to the legal rules, to avoid any intercompany favoritism or favoritism to controlling stockholders. For this reason, any agreements are always subject to exhaustive analysis by Senior Management. Should transactions be conducted involving parties, members of the Board of Directors of Itaú Unibanco, these must be examined by the Appointments and Corporate Governance Committee.

10. SUSTAINABILITY

For Itaú Unibanco, sustainability is the essential means in order that the quest for sustainable performance is built from the incorporation out of the real needs of our clients, the comprehension of the new social dynamics and the addressing of the growing environmental challenges.

Itaú Unibanco’s sustainability strategy has a strategic focus which addresses issues of major importance for the Company and for the businesses in the Conglomerate: financial education, risks and socio-environmental opportunities, dialog and transparency.

In order to bolster the sustainability agenda in the decision-making process at Itaú Unibanco, sustainability governance has been structured in three parts: a Sustainability Supervision Committee (made up of members of the Board of Directors); an Executive Sustainability Committee (made up of members of the Executive Committee); a Sustainability Committee (made up of officers and area heads).

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Other Itaú Unibanco collegiate organs (Board of Directors, committees and commissions) also cover matters related to sustainability. Among these organs, those of particular importance are: the Senior Ethics Commission, the Audit Committee, the Disclosure and Trading Committee, the Products and Processes Evaluation Committee, the Socio-environmental Risk Committee and the Prevention  Commission for Combating Illicit Acts.

Itaú Unibanco is signatory to various voluntary national and international commitments, among them:  Global Compact, Equator Principles, Carbon Disclosure Project (CDP), Responsible Investment Principles (PRI) and the Global Reporting Initiative (GRI). To access all the voluntary commitments signed by the Conglomerate, access: www.itau.com.br/sustentabilidade > No Itaú > Compromissos, Parcerias e Representações > Compromissos e Pactos Voluntários (in Portuguese only).

Itaú Unibanco implements its social and cultural investments through the Itaú Social Foundation, the Unibanco Institute and the Itaú Cultural Institute, the first institution focusing on public education and the third, on the dissemination of  Brazilian culture.

11. SCOPE

Itaú Unibanco’s Corporate Governance Policy is published in the website www.itau-unibanco.com.br/ir.

This is applicable to Itaú Unibanco Holding S.A. and to its controlled companies in Brazil and overseas.

The operating companies with shares listed on the stock exchange have their own rules of corporate governance.

12. APPROVAL

This Policy was approved by the meeting of the Company’s Board of Directors on June 29, 2012.

_______________________________

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Implementation of the POLICY
1.3.	Disclosure and Trading Committee
1.4.	Approval of or Alterations to the POLICY

2.	PERSONS BOUND BY THE POLICY
2.1.	List of persons bound by the POLICY

3.	TRADING RESTRICTIONS
3.1.	Restrictions on trading prior to and subsequent to the disclosure of a material act or fact
3.2.	Exceptional trading restriction periods (blackout periods)
3.3.	Other possible trading restrictions
3.4.	Restrictions on trading prior to and subsequent to the release of the company’s financial statements
3.5.	Restrictions on the acquisition of shares to be held in Treasury
3.6.	Possible authorized trades

4.	RIGHTS AND OBLIGATIONS OF RESTRICTED PERSONS
4.1.	Proprietary trading policy
4.2.	Obligations of restricted persons

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS
5.1.	Purpose

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY
6.1.	Purpose

7.	ADHERENCE TO THE POLICY
7.1.	Form of adherence and the responsible office

8.	CONTROLLED COMPANIES
8.1.	Trading Policy for Controlled Companies

9.	POLICY VIOLATIONS
9.1.	Sanctions
9.2.	Reporting of violations

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1.	GENERAL PRINCIPLES

Scope	1.1.
The POLICY sets guidelines and procedures to be followed by the company and persons related to the company for trading securities issued by the company or indexed to the same and for the disclosure of the information referred to in items 5 and 6 below, as per CVM Instruction Nr. 358, dated January 3 2002, thereby guaranteeing all interested parties transparency in the trading of such securities, free of any privilege for some, to the detriment of others.

Implementation of the POLICY	1.2.	Overall implementation of the POLICY is the responsibility of the Investor Relations Officer.

Disclosure and Trading Committee	1.3.	In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee:
		a)	to advise the Investor Relations Officer;
		b)	to permanently evaluate the POLICY’s applicability to current circumstances and propose any appropriate alterations;
		c)	to decide on any questions regarding the interpretation of its wording;
		d)	to take all necessary measures for the disclosure and circulation thereof;
		e)	to regulate the term of adherence process;
		f)	to investigate and decide upon cases of violation;
		g)	to analyze any official enquiries from regulatory and self-regulated entities and prepare the respective answers; and
		h)	to propose solutions for any cases of omission or exceptions.

		1.3.1.
The Disclosure and Trading Committee will be comprised of between 2 (two) and 10 (ten) persons, in addition to the Investor Relations Officer, to be appointed annually by the Investor Relations Officer, and shall meet whenever convened by the Investor Relations Officer.

Approval of or alterations to the POLICY	1.4.	The POLICY may not be approved or altered while any as yet undisclosed material act or fact is still pending resolution.

2.	PERSONS BOUND BY THE POLICY

List of persons bound by the POLICY	2.1.	The following persons are to be bound by the POLICY:
		a)	the directly or indirectly controlling shareholders, company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory

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functions that may have been created in compliance with the company’s bylaws;

b)	the members of the statutory organs of companies in which the company is the sole controlling shareholder;

c)
managers that withdraw from the management of the company or from the management of companies in which the company is the sole controlling shareholder, for a period of six months from the date of such withdrawal;

d)	any person that, by virtue of his/her function or position in the company, its controlling shareholder, its controlled companies or affiliates may have knowledge regarding material information;

e)	the spouse or companion or any other dependent included in the annual income tax declarations of the persons prohibited from trading referred to in letters “a”, “b”, and “c” of this sub-item;

f)
all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

2.1.1.	The following also have the same status as persons prohibited from trading:
a)
the portfolio managers and investment funds or other companies or institutions or entities of which persons prohibited from trading may be the sole quotaholders or shareholders or in the trading decisions of which such persons may be able to exert influence;

	b)	any corporate entity directly or indirectly controlled by persons prohibited from trading; and

	c)	any person that may have had access to information regarding any material act or fact through any of the persons prohibited from trading.

3.	TRADING RESTRICTIONS

Restrictions on trading prior to and subsequent to the disclosure of a material act or fact	3.1.
The company and the restricted persons (sub-item 2.1) may not trade securities issued by the company or indexed to the same from the date that a material act or fact becomes known to the date of its disclosure to the market.

3.1.1.
The Investor Relations Officer may decide to extend the restriction referred to in sub-item 3.1 beyond the date on which the material information is disclosed to the market, if, in his judgment, such trading of the securities might prove harmful to the company’s shareholders or to the company itself.

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Blackout periods	3.2.
The Investor Relations Officer may, regardless of any justification or the existence of any as yet undisclosed material act or fact, determine periods during which restricted persons may not trade in securities issued by the company or indexed to the same.  The restricted persons must maintain confidentiality regarding such periods.

		3.2.1.	The Investor Relations Officer may include in the blackout period the trading referred to in sub-item 4.1 regarding Proprietary Trading.

Other possible trading restrictions	3.3.	Except in the case of stock option plans, share compensation plans or the Dividend Reinvestment Program – DRP, such restrictions also apply:

		3.3.1.
To directly or indirectly controlling shareholders, company officers, members of the Board of Directors and of other statutory organs as regards (i) the purchase of securities issued by the company or indexed to the same on the same day on which the company, or any of its controlled companies, affiliates or other corporate entities under shared control, sells shares held in Treasury or is given an option or a mandate to do the same and (ii) the sale of the same securities on the same day on which the company, or any of its controlled companies, affiliates or other corporate entities under shared control, purchase shares to be held in Treasury or is given an option or a mandate to do the same.

		3.3.2.
To restricted persons, as regards  trading in securities issued by the company or indexed to the same prior to 180 (one hundred and eighty) days from the date of the acquisition or sale of such securities on a stock exchange or an over-the-counter market.

			3.3.2.1.	The Investor Relations Officer may, exceptionally and after consulting with the Disclosure and Trading Committee, reduce this period, though continuing to comply with sub-items 3.4.1 and 3.4.2.

		3.3.3.	To restricted persons, as regards trading when there exists any intention of implementing any incorporation, partial or total spin-off, merger or corporate reorganization of the company.

		3.3.4.	To restricted persons, the lending of shares or any other security issued by the company, or benchmarked to it.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 30

Restrictions on trading prior to and subsequent to release of the company’s financial statements	3.4.	The restrictions on trading also apply to:

		3.4.1.
A period of 15 (fifteen) days prior to (i) the release of quarterly (ITR) and annual (DPF) financial information, or (ii)  the publication of  the notice placing the same at the disposal of shareholders, in the form of an events disclosure calendar for the current year, except if the trading in questions is part of the  Dividend Reinvestment Program – DRP.  In the event that the company releases preliminary financial information or makes advance disclosure of such information, the restrictions on trading will cease to be in effect as soon as such release or disclosure has been made; and

		3.4.2.
The period between the decision by the appropriate statutory organ to increase the company’s capital, distribute dividends, share dividends or their derivatives or approve a stock split, and the publication of the respective notice or announcement.

Restrictions on the acquisition of shares to be held in Treasury	3.5.	The company may not acquire shares for holding in Treasury in the circumstances referred to in sub-items 3.1. and 3.4.

		3.5.1.
The Board of Directors should also not decide to acquire or sell shares issued by the company itself, should any agreement or contract have been reached or signed for the transfer of shareholding control of the company, or should any option or  mandate for the same have been granted, or should the intention exist of entering into an incorporation, a total or partial spin-off, a merger or a corporate reorganization, as long as the transaction has not been made public through the publication of an announcement to the market.

Possible authorized trades	3.6.	The restrictions contained in this POLICY will not apply, except in the case of the restriction referred to in sub-item 3.4.1, to:

		3.6.1.	The acquisition of shares held in Treasury by means of a private trade, in the context of a stock option plan authorized in a shareholders’ meeting, or of a share compensation plan;

		3.6.2.	The exercise of pre-emptive subscription rights associated with shares acquired in the past; and

		3.6.3.	Private trades between restricted persons (sub-item 2.1), defined as trades taking place outside any stock exchange or over-the-counter market.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 31

4.	RIGHTS AND OBLIGATIONS OF RESTRICTED PERSONS

Proprietary trading policy	4.1.
Persons prevented from trading may indicate in detail their proprietary trading policy (Proprietary Policy), provided they observe the restrictions contained in sub-item 3.4.1 and, where applicable, 3.2.1. Such persons should strictly adhere to the said Proprietary Policy.

		4.1.1.
The Proprietary Policy shall have a minimum duration of 6 (six) months and must be filed with the company 15 (fifteen) days prior to the first trade under such Policy and should be submitted without delay to the Investor Relations Officer.

			4.1.1.1.
The interested party shall indicate in his/her Proprietary Policy the approximate volume of resources to be invested, or the number of securities issued by the company, or indexed to the same, to be traded during the duration, and shall report to the office responsible for corporate affairs all trades with 5 (five) days of their taking place.

			4.1.1.2.
The office responsible for corporate affairs shall keep a specific and individual control of all such Proprietary Policies and shall report to the Investor Relations Office, based on the information referred to in sub-item 4.1.1.1., any cases of deviation from the same.

			4.1.1.3.
A Proprietary Policy may not be filed nor modified while any material act or fact of which the interested party has knowledge is still pending or during a period of 15 (fifteen) days prior to the release of the ITR or DFP forms.

			4.1.1.4.	The Investor Relations Officer may refuse to file any proposal for a Proprietary Policy that does not conform to this POLICY or to the existing legislation.

		4.1.2.	The office responsible for corporate affairs shall, when so required, report the Proprietary Policy to the BM&FBOVESPA, and if appropriate, to the CVM, the SEC, the NYSE and to any other applicable stock exchanges or over-the-counter markets where the company’s securities have been authorized to trade.

Obligations of restricted persons	4.2.	In addition to observing the restriction on trading, restricted persons (sub-item 2.1) must:

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 32

4.2.1.
Maintain confidentiality regarding information concerning material acts or facts and refrain from using the same to their own advantage or to that of any third party in securities markets, and make every effort to ensure that subordinates and third parties also maintain confidentiality regarding such information and do not use them for their own purposes;

4.2.2.
Exclusively use the Conglomerate’s securities’ brokers  for trading securities covered in this POLICY. In this context, transfer should be made to the Conglomerate’s securities brokers of open positions involving securities issued by the company which restricted persons hold with other securities brokers within a maximum term of 60 (sixty) days following the publication of the POLICY or from the date of taking office.

4.2.2.1.
In the event that the required trade cannot be offered to the Conglomerate’s Securities Brokers, the restricted persons may, as an exception, trade through another broker, provided that he/she receives prior authorization in writing from the Investor Relations Officer.

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS

Purpose	5.1.
Company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws, shall report to the office responsible for corporate affairs, which, in turn, shall report to the CVM, to the BMF&BOVESPA and, if appropriate, the SEC, the NYSE and any other stock exchanges and over-the-counter markets on which the company’s securities are authorized to trade, the holdings of and the trading in securities issued by the company or any of its controlled companies or publicly listed controlling companies, or indexed to the same, including derivatives.

5.1.1.
The reporting shall be in the form of the “Declaration of Shareholding”, an example of which can be seen in Attachment B, and should be completed by the first business day after the assumption of office by such person, or within a maximum period of 5 (five) days after each trade.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 33

5.1.2.
The persons restricted from trading listed in sub-item 5.1 should indicate, in the declaration referred to in sub-item 5.1.1, any securities held by their spouses from whom they are not legally separated, by any companion or by any dependent included in such person’s annual income tax declaration, as well as by any corporate entities directly or indirectly owned by such restricted persons, as the case may be.

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY

Purpose	6.1.
Any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, that acquires a direct or indirect participation corresponding to 5% (five per cent) of any type or class of shares representing the capital stock of the company should submit to the company, which, in turn, will forward the same to the CVM and the BMF&BOVESPA, and, if such be the case, to the SEC, the NYSE and to any other stock exchanges or over-the-counter markets on which the company’s securities are authorized to trade, a declaration, containing the information as required in Attachment C to this POLICY.

		6.1.1.
The same obligation to disclose the same information applies equally to any person or group of persons representing the same interests, owning a share participation equal to or greater than that referred to in sub-item 6.1, each time that the said share participation increases by 5% (five per cent) of the type or class of share representing the capital stock of the company.

		6.1.2.	The obligations referred to in sub-items 6.1. and 6.1.1. also apply to the acquisition of any rights over the shares, subscription warrants, equity options and share subscription rights.

		6.1.3.
The persons referred to in sub-item 6.1 must also report the sale or extinction of any shares or other securities referred to in this item 6, or of any rights over the same, each time that the participation of such person in the type or class of share in question reaches the proportion of 5% (five percent) of the total of such type or class of share or security and also each time that such participation is reduced by 5% (five per cent) of the total of such type or class of share or security.

		6.1.4.
In those cases where such acquisitions result in, or were made with the intention of resulting in a modification of the company’s controlling shareholder structure or its management structure, as well as in those cases where such

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 34

acquisitions trigger the obligation to make a public offer, pursuant to CVM Instruction Nr. 361, dated March 5 2002, the acquiring party must cause a notice to be published in the press, containing the information contained in Attachment C.

6.1.5.	The notifications referred to in this item 6 should be made immediately after the realization of the events referred to here to the office responsible for corporate affairs.

7. ADHERENCE TO THE POLICY

Form of adherence and the responsible office	7.1.
Persons prevented from trading (sub-item 2.1) should adhere to this POLICY by signing a specific declaration, in the form given in Attachment D, upon their hiring, election, promotion or transfer, in which they declare that they are aware of all the terms of the POLICY and that they undertake to fully comply with the same.

		7.1.1.	Adherence shall take place following the internal disclosure of the POLICY.

		7.1.2.
The office responsible for any operation or transaction that could give rise to a material act or fact will indicate to Compliance as to the other staff members that should be required to adhere to the POLICY.

		7.1.3.	The adherence of the persons mentioned in letters “a” to “e” of sub-item 2.1, shall be the responsbility of Compliance.

		7.1.4.
The adherence of the persons mentioned under the letter “f” of sub-item 2.1 shall be the responsibility of the engaging Department which irrespective of the process, shall identify if the company shall be a signatory to this POLICY.  Should adherence prove necessary, the engaging Department must certify as to the inclusion of  a contractual clause in the agreement signed with the engaged company, which requires this company (and its employees) to comply with the guidelines of this POLICY and, in the absence of an agreement, the said Department must require the signature to a specific instrument (pursuant to Attachment D) in which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

		7.1.5.
The declarations of adherence, as provided for in sub-item 7.1.4 shall be immediately reported to Compliance, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY,  and which shall be responsible for making this register available to the appropriate authorities, whenever requested by the same.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 35

8. CONTROLLED COMPANIES

Trading policy of controlled companies	8.1.
Publicly listed companies that are controlled solely by the company should adhere to this POLICY and the rules laid down here will apply to the securities trading of each of such companies.  After each declaration of adherence, the terms and provisions of this POLICY will become the trading policy of such companies themselves, according to the terms of CVM Instruction Nr. 358, dated January 3 2002.

	8.2.	The persons adhering to this POLICY will also be subject to the same rules when trading in the securities of companies of which the company is the sole controlling shareholder.

9. POLICY VIOLATIONS

Sanctions	9.1.
Failure to comply with the terms and provisions of this POLICY will render the violator subject to disciplinary sanctions, according to the company’s internal regulations and to those contained in this item, independently of any applicable administrative, civil or criminal sanctions.

9.1.1.
It will be the responsibility of the Disclosure and Trading Committee, with the assistance of the company’s Internal Audit office, to investigate cases of POLICY violation, under the following conditions:

a)
the restricted persons referred to in letters “a” and “b” of sub-item 2.1 will be liable to whatever sanctions the company’s Board of Directors decides to impose, after investigation and referral by the Disclosure and Trading Committee;

			b)	the restricted persons referred to in letter “d” of sub-item 2.1 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation; and

c)
a violation perpetrated by any of the restricted persons referred to in letter “f” of sub-item 2.1 shall be deemed a breach of contract, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses  and damages.

		9.1.2.	The Disclosure and Trading Committee shall report all violations to the Board of Directors.

		9.1.3.	When the violation is deemed serious, the Disclosure and Trading Committee, without prejudice of its other attributes, shall refer the case to the Ethics Committee.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 36

Reporting of violations	9.2.	Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 37

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT A

CALENDAR FOR 2012

The calendar contains the restrictions on trading securities, or securities indexed to such securities, issued by ITAÚ UNIBANCO HOLDING S.A., its controlling shareholder ITAÚSA – INVESTIMENTOS ITAÚ S.A. any of its publicly listed directly or indirectly controlled companies, arising from periodic events (DFP and ITR).
Issuing companies	Periodic events	Blackout trading Periods (day.month.year)
ITAÚSA	Financial Statements/DFP December 31, 2011	23.01.2012 to 07.02.2012
14.02.2012 to 29.02.2012
	ITR – 1st Quarter/2012	09.04.2012 to 04.05.2012
	ITR – 2nd Quarter/2012	09.07.2012 to 07.08.2012
	ITR – 3rd Quarter/2012	08.10.2012 to 30.10.2012
ITAÚ UNIBANCO INVESTIMENTOS BEMGE DIBENS LEASING and ITAUSEG PARTICIPAÇÕES	Financial Statements/DFP December 31, 2011	23.01.2012 to 07.02.2012
	ITR – 1st Quarter/2012	09.04.2012 to 24.04.2012
	ITR – 2nd Quarter/2012	09.07.2012 to 24.07.2012
	ITR – 3rd Quarter/2012	08.10.2012 to 23.10.2012
REDECARD	Financial Statements/DFP December 31, 2011	17.01.2012 to 02.02.2012
	ITR – 1st Quarter/2012	03.04.2012 to 19.04.2012
	ITR – 2nd Quarter/2012	03.07.2012 to 19.07.2012
	ITR – 3rd Quarter/2012	02.10.2012 to 18.10.2012

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 38

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT B

INDIVIDUAL FORM
Trading by Management and Related Persons – Art. 11 – CVM Instruction CVM Nr. 358/2002

During .....(month/year)

(    ) the only trades involving such securities (or securities indexed to the same) and derivatives, in accordance with article 11 of CVM Instruction Nr. 358/2002(1) were the following.

(    ) no trades involving such securities (or securities indexed to the same) and derivatives took place, as defined in article 11 of CVM Instruction Nr. 358/2002.  I possess the following holdings of such securities (or securities indexed to the same) and derivatives.

Company name:
Name:	CPF/CNPJ:
Qualification:
Opening balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Quantity	% participation
			Same type/class	Total

Trades
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Quantity	% participation
			Same type/class	Total

Name of Controlling Shareholder:
Name:	CPF/CNPJ:
Qualification:

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 39

Opening balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Quantity	% participation
			Same type/class	Total

Trades
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total bought
Sell
Total sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Quantity	% participation
			Same type/class	Total

Name of Controlled Company:
Name:	CPF/CNPJ:
Qualification:
Opening balance

Security or security indexed to same/Derivative	Characteristics of Securities (2)	Quantity	% participation
			Sale type/class	Total

Trades
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)	Quantity	% participation
			Same type/class	Total

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 40

(1)	When filling out the form, delete the lines with no information.

(2)	Issue/series, convertible, non-convertible, tenors, collateral, type/class etc.

(3)	Indicate manner of acquisition or sale

(4)	Quantity times price.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 41

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT C

D E C L A R A T I O N

I,..................(name and qualification, including CPF or CNPJ tax registry number, as the case may be) ............................................. in the quality of  ............................... of ITAÚ UNIBANCO HOLDING S.A., hereby DECLARE, in compliance with the requirements of Comissão de Valores Mobiliários Instruction Nr. 358/02, that  I............... (bought/ sold shares/subscription warrants/equity options/ share subscription rights) issued by ITAÚ UNIBANCO HOLDING S.A., having  ...................(reached, increased or decreased/eliminated)............ by ..........% my (direct or indirect) participation ............... , corresponding to  ....................... (shares/subscription warrants/ equity options/share subscription rights) .................. representing the capital stock of  ITAÚ UNIBANCO HOLDING S.A., as described below:

I – Objective of my participation and the desired quantity:

[    ] – I declare that the acquisition made by me does not have the aim of modifying the company’s shareholding control structure nor its management structure.  (Sign, as the case may be).

II –	Number of shares, subscription warrants, subscription rights and equity options, by type and class, already held, directly or indirectly, by me or other person(s) related to me:

III –	Indicate any agreement or contract regulating the exercise of voting rights and the right to trade in the company’s securities:

I hereby undertake to immediately report to the office responsible for corporate affairs any modifications to the positions hereby reported which represent an increase or a decrease of 5% in the type or class of shares representing the capital stock of the company.

............   .......,.....    ............

..........................................................................

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 42

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT D

TERM OF ADHERENCE FOR CONTROLLING SHAREHOLDERS, MEMBERS OF MANAGEMENT AND MEMBERS OF STATUTORY ORGANS

.....................................[name and CPF].................................., the undersigned as the person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR TRADING OF SECURITIES THE ISSUE OF ITAÚ UNIBANCO HOLDING S.A., of its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A., REDECARD S.A., DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL and ITAUSEG PARTICIPAÇÕES S.A., each of which through this act receives a copy.

Declares cognizance of their terms and conditions and undertakes to fully comply with them.

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that eventual infringements arising from the violation of the  said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting  recidivism upon the second infringement) and (ii) depending on the gravity of the infringement, a sanction to be decided by the company’s Board of Directors.

...................……………….

____________________________

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 43

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT D

TERM OF ADHERENCE FOR STAFF MEMBERS

.....................................[name and CPF].................................., the undersigned as the person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR TRADING OF SECURITIES THE ISSUE OF ITAÚ UNIBANCO HOLDING S.A., of its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A., REDECARD S.A., DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL and ITAUSEG PARTICIPAÇÕES S.A., each of which through this act receives a copy.

Declares cognizance of their terms and conditions and undertakes to fully comply with .

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set.

...................………...........

____________________________

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 44

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES	ATTACHMENT D

TERM OF ADHERENCE
FOR THIRD PARTIES

.....................................[name and CPF].................................., the undersigned as the person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR TRADING OF SECURITIES THE ISSUE OF ITAÚ UNIBANCO HOLDING S.A., of its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A., REDECARD S.A., DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL and ITAUSEG PARTICIPAÇÕES S.A., each of which through this act receives a copy.

Declares cognizance of their terms and conditions and undertakes to fully comply with them.

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement  of the  said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting  recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

……………………………

____________________________

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 45

FAIRNESS OPINION

On July 13, 2012 and July 11, 2012, each of Goldman, Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”) and J. P. Morgan Securities LLC (“J. P. Morgan”), respectively, rendered written opinions to the Board that, as of the date of such opinions and based upon and subject to the factors and assumptions set forth therein, the R$35.00 in cash per share of common stock of Redecard S.A. to be paid by the Company for all of the shares of common stock of Redecard S.A. other than shares currently held by the Company and treasury shares in the Transaction (as defined in such opinions) was fair from a financial point of view to the Company.  The full texts of the written opinions of Goldman Sachs and J. P. Morgan, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached on pages 47 and 50 of this minutes, respectively. Each of Goldman Sachs and J. P. Morgan provided its opinion solely for the information and assistance of the Board in connection with its consideration of the Transaction. The opinions of Goldman Sachs and J. P. Morgan do not address the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company or Redecard S.A. The opinions of Goldman Sachs and J. P. Morgan were one of many factors taken into consideration by the Board in making its determination to approve the Transaction.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 46

July 11, 2012

The Board of Directors
Itaú Unibanco Holding S.A.
Praça Alfredo Egidio de Souza Aranha, 100, 12th floor
Torre Conceição - Lado Azul Jabaquara
São Paulo, SP 04344-902
Brazil

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Itaú Unibanco Holding S.A. (the “Company”) of the consideration to be paid by the Company in the proposed Tender Offer pursuant to the Edital de Oferta Pública de Aquisição de Ações Ordinárias de Emissão da Redecard S.A. (the “Tender Offer Notice”), a draft of which, dated June 22, 2012, was filed with the Comissão de Valores Mobiliários (“CVM”) and is subject to its review and comments.  Pursuant to the Tender Offer Notice, the Company intends to commence a tender offer (the “Tender Offer”) for all the shares of common stock, no par value, of Redecard S.A. (“Target”) not held by the Company or its affiliates (the “Target Common Stock”) at a price for each share equal to R$35.00 (the “Consideration”) payable in cash.   The Tender Offer is referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft of the Tender Offer Notice dated June 22, 2012, which remains subject to comments from the CVM; (ii) reviewed certain publicly available business and financial information concerning the Target and the industries in which it operates; (iii) compared the financial and operating performance of the Target with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Target Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Target and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 47

In addition, we have held discussions with certain members of the management of the Target and the Company with respect to certain aspects of the Transaction, and the Target’s past and current business operations, financial condition and future prospects, the effects of the Transaction on the financial condition and future prospects of the Target and the Company, and certain other matters we believed necessary or appropriate to our inquiry. In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Target and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness.  We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Target or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters.  In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Target  to which such analyses or forecasts relate.  We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based.  We have also assumed that the Transaction and the other transactions contemplated by the Tender Offer Notice will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company,  and will be consummated as described in the draft Tender Offer Notice dated June 22, 2012 and that the definitive Tender Offer Notice will not differ in any material respects from the draft thereof furnished to us.   We have also assumed that the information regarding the Company and the Target in the Tender Offer Notice  is and will be true and correct in all respects material to our analysis.   We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.  We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Target or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.  Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Consideration to the holders of any class of securities, creditors or other constituencies of the Company or the Target or as to the underlying decision by the Company or the Target to engage in the Transaction.  Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation.

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In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the Consideration, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion.  We also note that we did not participate in negotiations with respect to the terms of the Transaction and related transactions.

In connection with our engagement, we will receive a fee from the Company for the delivery of this opinion.  In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.  During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and its parent, Itausa - Investimentos Itau S.A., for which we and such affiliates have received customary compensation.  Such services during such period have included acting as bookrunner in connection with the Company’s issuance of notes under its Global MTN Program on September 2011, January 2012 and March 2012.   In addition, in the ordinary course of our business, we may actively trade the Company’s or the Target’s securities for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC.  This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction.  This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter.   This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, or in the specific case  that the Board of Directors of the Company determines to file this opinion with the CVM.

Very truly yours,

J.P. MORGAN SECURITIES LLC

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 49

PERSONAL AND CONFIDENTIAL

July 13, 2012

Board of Directors
Itaú Unibanco Holding S.A.
Praça Alfredo Egydio de Souza Aranha, 100
São Paulo, SP
CEP 04344-902
Brazil

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Itaú Unibanco Holding S.A. (the “Company”) of the R$35.00 in cash per share of common stock, no par value per share (the “Redecard Common Stock”), of Redecard S.A. (“Redecard”), to be paid by the Company for each share of Redecard Common Stock other than shares currently held by the Company and treasury shares (such shares of Redecard Common Stock subject to the Tender Offer (as defined below), collectively, the “Public Redecard Shares”) in the Transaction (as defined below) pursuant to the publicly filed draft of the Public Tender Offer Announcement (Edital de Oferta Pública de Aquisição de Ações Ordinárias de Emissão da Redecard S.A.) dated June 22, 2012 (the “Notice”). The Notice provides for a public tender offer (the “Tender Offer”) for all of the Public Redecard Shares pursuant to which the Company will pay R$35.00 in cash for each Public Redecard Share accepted (the “Tender Offer Consideration”).  The Notice further provides that, subject to certain conditions set forth therein, (i) if the Company becomes the holder of more than 2/3 of the Public Redecard Shares other than shares of Redecard Common Stock held by affiliates of the Company and members of the management of Redecard as a result of the Tender Offer, the holders of each Public Redecard Share other than affiliates of the Company and members of the management of Redecard not tendered in the Tender Offer may request the Company to purchase such shares within 90 days from the date of completion of the Tender Offer (the “Optional Purchase”); and (ii) if the Company becomes the holder of more than 95% of the issued and outstanding shares of Redecard Common Stock as a result of the Tender Offer and the Optional Purchase, the Company may require that the holders of each Public Redecard Share not tendered in the Tender Offer or purchased in the Optional Tender Offer sell such shares to the Company (the “Mandatory Purchase” and, together with the Tender Offer and the Optional Purchase, the “Transaction”). The consideration to be paid by the Company to the holders of shares of Redecard Common Stock in the Optional Purchase and the Mandatory Purchase, as the case may be, will be R$35.00 in cash per Public Redecard Share, as adjusted by the base interest rate payable to holders of certain securities issued by the Brazilian government and traded in the Special System for Settlement and Custody (Taxa do Sistema Especial de Liquidação e Custódia do Banco Central do Brasil) published by ANBIMA – Associação das Entidades de Mercados Financeiro e de Capitais, from the date of completion of the Tender Offer until the date of completion of the Optional Purchase or the Mandatory Purchase, respectively.

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Goldman Sachs do Brasil Banco Múltiplo S.A. and its affiliates (collectively, “Goldman Sachs”) are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  Goldman Sachs, and funds or other entities in which it invests or with which it co-invests, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Redecard and any of their respective affiliates and third parties, including Itaúsa - Investimentos Itaú S.A., a significant shareholder of the Company (“Itausa”), or any currency or commodity that may be involved in the Transaction for the accounts of Goldman Sachs and its customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.  We expect to receive fees for our services in connection with the Transaction, all of which are payable upon delivery of this opinion, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. Goldman Sachs may also in the future provide investment banking services to the Company, Itausa, Redecard and their respective affiliates for which its Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Notice; annual reports to stockholders and Annual Reports on Form 20-F of the Company for the five fiscal years ended December 31, 2011 and annual reports to stockholders of Redecard for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and quarterly reports of the Company and Redecard; certain other communications from the Company and Redecard to their respective stockholders; certain publicly available research analyst reports for the Company and Redecard; the valuation reports (laudos de avaliação) prepared in connection with the Transaction (the “Valuations”) by N M Rothschild & Sons (Brasil) Ltda., dated April 5, 2012, and by Banco de Investimentos Credit Suisse (Brasil) S.A., dated June 15, 2012; certain internal financial analyses and forecasts for Redecard prepared by its management and certain internal financial analyses and forecasts for the Company prepared by the management of the Company, in each case, as approved for our use by the Company (together, the “Forecasts”), and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”).  We have also held discussions with members of the senior managements of the Company and Redecard regarding their assessment of the past and current business operations, financial condition and future prospects of Redecard and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Redecard Common Stock; compared certain financial and stock market information for Redecard with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the financial services technology industry

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and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or Redecard or any of their respective subsidiaries and, except for the Valuations, we have not been furnished with any such evaluation or appraisal.  We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Redecard or on the expected benefits of the Transaction in any way meaningful to our analysis.  We also have assumed that (i) the Transaction will be consummated on the terms set forth in the Notice, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis, (ii) the Mandatory Purchase occurs, and (iii) the definitive Notice will be issued by the Company in the form of the publicly filed draft thereof dated June 22, 2012, without any changes the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the R$35.00 in cash per share of Redecard Common Stock to be paid by the Company for all of the Public Redecard Shares in the Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Transaction or Notice or any term or aspect of any other agreement or instrument contemplated by the Notice or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Redecard or class of such persons, in connection with the Transaction, whether relative to the R$35.00 in cash per share of Redecard Common Stock to be paid by the Company for all of the Public Redecard Shares in the Transaction.  We are not expressing any opinion as to the prices at which shares of the common stock or preferred stock of the Company will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Redecard or the ability of the Company or Redecard to pay their respective obligations when they come due.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion is not, and should not be considered, a valuation,

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appraisal report or laudo de avaliação (which the Company should request from a third party if it wishes to do so).  This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the R$35.00 in cash per share of Redecard Common Stock to be paid by the Company for all of the Public Redecard Shares in the Transaction is fair from a financial point of view to the Company.

Very truly yours,

_______________________________________
(GOLDMAN SACHS DO BRASIL BANCO MÚLTIPLO S.A.)